UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File No. 001-38403

CRONOS GROUP INC.

(Name of registrant)

720 King Street W., Suite 320

Toronto, Ontario

M5V 2T3

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements dated May 8, 2019
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated May 8, 2019
99.3	Form 52-109F2 – Certification of Interim Filings Full Certificate – Chief Executive Officer dated May 9, 2019
99.4	Form 52-109F2 – Certification of Interim Filings Full Certificate – Chief Financial Officer dated May 9, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CRONOS GROUP INC.
(Registrant)

By:	/s/ Michael Gorenstein
Name:	Michael Gorenstein
Title:	President and Chief Executive Officer

Date:  May 9, 2019

2